Exhibit 99.1

Golden Heaven Group Holdings Ltd. Announces Financial Results for the First Half of Fiscal Year 2026

NANPING, China, July 7, 2026 /PRNewswire/ – Golden Heaven Group Holdings Ltd. (“Golden Heaven” or the “Company”) (Nasdaq: GDHG), an amusement park rental operator in China, today announced its unaudited financial results for the six months ended March 31, 2026 (“First Half 2026”).

First Half 2026 Financial Highlights

Revenue

	Six months ended March 31, 2026	Six months ended March 31, 2025	Change	Change (%)
Rental income	$4,222,937	$5,155,339	$(932,402)	(18.09)%
Sales of in-park recreation	$-	$3,002,622	(3,002,622)	100.00%
Total revenue	$4,222,937	$8,157,961	$(3,935,024)	(48.24)%

Our revenue is derived from sales of in-park recreation and rental income. The in-park recreation sales business ceased generating revenue following the leasing of all amusement parks to third-party operators in November and December 2024, resulting in zero revenue from this segment for the six months ended March 31, 2026. The total revenue decreased by $3.94 million, from $8.16 million for the six months ended March 31, 2025 to $4.22 million for the six months ended March 31, 2026.

Our revenue from each of our revenue segments is summarized as follows:

For the six months ended March 31, 2026:

	Rental income	Total
Reportable segment revenue	$4,222,937	$4,222,937
Inter-segment loss	$—	$—
Revenue from external customers	$4,222,937	$4,222,937
Segment gross profit	$2,143,801	$2,143,801
Gross margin	50.77%	50.77%

For the six months ended March 31, 2025:

	Sales of in-park recreation	Rental income	Total
Reportable segment revenue	$3,002,622	$5,155,339	$8,157,961
Inter-segment loss	$—	$—	$—
Revenue from external customers	$3,002,622	$5,155,339	$8,157,961
Segment gross profit	$353,262	$2,864,272	$3,217,534
Gross margin	11.77%	55.56%	39.44%

Sales of in-park recreation

For the six months ended March 31, 2026, revenue from sales of in-park recreation decreased by $3.0 million compared to the same period in 2025. Such decrease was mainly because all the amusement parks were leased to third-party operators since November and December 2024. The Company transitioned from amusement park operator to amusement park lessor.

Rental income

For the six months ended March 31, 2026, rental income decreased by $0.93 million compared to the same period in 2025. All the amusement parks have been leased to a third-parties. Tongling Amusement Parks has been leased to third-party on November 12, 2024 to November 11, 2034 and the rental payment is RMB30.00 million per year. Qujing Amusement Parks has been leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB7.00 million per year. Yueyang Amusement Parks has been leased to third-party on November 12, 2024 to November 11, 2034 and the rental payment is RMB20.00 million per year. Yuxi Amusement Parks has been leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB22.00 million per year. Changde Amusement Parks has been leased to third-party on December 23, 2024 to December 22, 2034 and the rental payment is RMB23.00 million per year. The rents shall increase annually by 2% from the second year of each lease term onwards. Among them, the lease agreement for Yuxi was terminated on September 30, 2025, and the lease agreement for Yueyang was terminated on November 30, 2025.

Cost of Revenue

Our cost of revenue decreased by $2.86 million, from $4.94 million for the six months ended March 31, 2025 to $2.08 million for the six months ended March 31, 2026. The decrease was primarily because all the amusement parks were leased to third-party operators since November and December 2024. As a result, there was no revenue from sales of in-park recreation in the current period, and accordingly, there were no corresponding costs, leading to the decrease in cost of revenue.

Gross Profit

For the six months ended March 31, 2026, gross profit decreased by approximately $1.07 million compared to the same period in 2025, primarily because there was no revenue from sales of in-park recreation in the current period, all the amusement parks were leased to third-party operators since November and December 2024.

The gross profit margin was 39.44% for the six months ended March 31, 2025 to 50.77% for the six months ended March 31, 2026. It was due to there was no revenue from sales of in-park recreation in the current period, so costs decreased.

Operating Expenses

Our total operating expenses decreased by $4.08 million, or 30.88%, from $13.20 million for the six months ended March 31, 2025 to $9.12 million for the six months ended March 31, 2026. This decrease was mainly attributable to a decrease of approximately $5.50 million in general and administrative expenses (“G&A expenses”), $1.51 million selling expenses and increase $2.93 million impairment loss. The decrease in G&A expenses during this period was primarily attributable to share-based compensation expenses recognized in connection with the grant of 5,000,000 Class A Ordinary Shares priced at $1.87 per share on December 10, 2024. The Company recorded a share-based compensation expenses of $9.35 million in the six months ended 2025. On November 10, 2025, share-based compensation expenses recognized in connection with the grant of 2,500,000 Class A Ordinary Shares priced at $1.875 per share. The Company recorded a share-based compensation expenses of $4.69 million in the six months ended March 31, 2026. The decrease in selling expenses was due to all the amusement parks were leased to third-party operators since November and December 2024. There were no advertising fees during this period. The increase in impairment loss was due to impairment charges were recognized on the fixed assets of Qujing, Yuxi, and Tongling. The impairment losses were recognized based on the valuation report.

Other income (expense), net

Our other income, net was $1.09 million for the six months ended March 31, 2026, compared to other expense, net of $84,769 for the six months ended March 31, 2025. It was due to increase in exchange gains and losses and interest income. In 2025, the Company entered into a “Loan Agreement” with a third party. Pursuant to the Loan Agreement, the Company loaned up to the amount of $50 million to the third party at the annual interest rate of 6% of 5 years. Interest income amounting to $1.5 million was recognised in the current period.

Income tax expense

Our income tax expense increased by $0.10 million, from $0.57 million for the six months ended March 31, 2025 to $0.67 million for the six months ended March 31, 2026. This increase was primarily attributable to the cessation of in-park recreation sales following the leasing of all amusement parks to third-party operators in November and December 2024. While this resulted in a decline in total revenue, it also eliminated the substantial direct costs associated with that business, leading to an overall increase in pre-tax profit and consequently higher income tax expense at the statutory rate of 25%.

Net (loss) income

Our net loss was $6.56 million for the six months ended March 31, 2026, compared to $10.64 million for the six months ended March 31, 2025. It was due to decrease in revenue, cost of revenue and operating expenses, as discussed above.

Liquidity

As of March 31, 2026, we had cash and cash equivalents of approximately $155.88 million. Our working capital has historically been generated from our operating cash flows and advances consideration received. Our working capital of approximately $134.30 million and total shareholders’ equity of approximately $217.98 million, compared to cash and cash equivalents of approximately $86.00 million, working capital of approximately $105.73 million and total shareholders’ equity of approximately $180.65 million, respectively, as of September 30, 2025.

Recent Developments

Between December 2025 and January 2026, the Company established new subsidiaries, namely Magic Golden Heaven Management Ltd. (“MGHM”) in the British Virgin Islands, Magic Golden Heaven Group Management Limited (“MGHGML”) in Hong Kong, and Fuzhou Golden Carnival Culture Development Co., Ltd. (“Fuzhou”) in the PRC. These establishments align with the Company’s future strategic plans. Although they do not have a material impact on the financial statements for the fiscal year ended September 30, 2025, management considers them qualitatively significant to the Company’s long-term development and has therefore included this disclosure for transparency purposes.

On March 3, 2026, the Company’s shareholders approved a share capital reorganization by special resolution, which included a subdivision of each authorized but unissued Class A and Class B ordinary share of US$1.875 par value into 187,500 shares of US$0.00001 par value each, a reduction of the par value of each issued and outstanding share from US$1.875 to US$0.00001, and a cancellation of unissued shares. Following the reorganization, the Company also increased its authorized share capital from US$32,096 to US$33,000, resulting in an authorized share capital of US$33,000 divided into 3,000,000,000 Class A ordinary shares of US$0.00001 par value each and 300,000,000 Class B ordinary shares of US$0.00001 par value each.

Subsequent event

The Company passed board resolutions on March 30, 2026, approving the sale of its entire stake in a BVI holding company (which owns a Hong Kong entity, a Wholly Owned Foreign Enterprise (“WOFE”), and subsidiaries incorporated in People’s Republic of China (“PRC”) with 6 amusement park operating rights to Pulse Link LTD (the “Purchaser”) for approximately US$64.04 million. The Company has received an advance payment of US$32.00 million, with the remaining balance received on April 28, 2026, and the share transfer was completed in April 2026. The transaction excludes the fixed assets in Tongling Amusement Park Co., Ltd. (“Tongling”), Changde Amusement Park Co., Ltd. (“Changde”), and Golden Heaven Group Management Limited (“Nanping”). Prior to March 31, 2026, the Company had transferred the fixed assets in Tongling and Changde, as well as Nanping’s prepayment of RMB 160 million, to Fuzhou Golden Carnival Culture Development Co., Ltd., a newly established subsidiary of the Company on January 15, 2026. Effective from February 28, 2026, rental income from Tongling and Changde has been recorded under Fuzhou Golden Carnival Culture Development Co., Ltd.

On April 9, 2026, Magic Golden Heaven Group Management Limited (“MGHGML) established another new subsidiary, Nanping Golden Carnival Culture Development Co., Ltd. (“Nanping”), in China. MGHGML holds 100% of the equity interest in Nanping.

In April and May 2026, the Company reached a global settlement agreement regarding three securities class action lawsuits filed by certain shareholders against the Company on December 8, 2023, December 19, 2023, and January 17, 2024, in the Supreme Court of the State of New York and the U.S. District Court for the Central District of California, for a cash settlement amount of US$1.7 million. On May 8, 2026, the Supreme Court of the State of New York preliminarily approved the global settlement, and on May 7, 2026, the California federal court entered an order staying the proceedings. A final fairness hearing for the global settlement is scheduled on September 24, 2026.

About Golden Heaven Group Holdings Ltd.

The Company is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Chinese operating entities, the Company manages and operates amusement parks, water parks and complementary recreational facilities. The parks offer a broad selection of exhilarating and recreational experiences, including both thrilling and family-friendly rides, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Golden Heaven Group Holdings Ltd.

Email: group@jsyoule.com

Ascent Investors Relations LLC

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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